Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cascade Bancorp (Commission File No. 000-23322)

The following information was distributed to certain employees of Cascade Bancorp on November 17, 2016.

Bank of the Cascades to Join First Interstate Bank!

Tips & Recommendations for Leadership:

The following information is provided to leaders of Bank of the Cascades specific to the announcement of the merger agreement between First Interstate Bank and Bank of the Cascades. As a leader, you are in a unique position to influence, assist and serve our team members and our customers. We realize that effective communication is critical to ensure understanding and a smooth transition. Our goal is to help you effectively answer common questions you may encounter. We encourage you to review the following information, as well as all subsequent information to prepare you to lead through change. We welcome feedback as you begin engaging with team members and customers.

Effectively Managing Through Change:
Bank of the Cascades has a proud 40 year history of service to our customers, communities & team members. It is important to recognize that as we now look forward to becoming part of First Interstate Bank, it is with a positive outcome and purpose. As a result of the merger, our customers will have access to more locations, expanded services and greater capacity to serve their financial need. Our communities will benefit from continued local commitment. Importantly, our markets represent a new region for First Interstate Bank. There is essentially no overlap, which means they are anxious to get to know our teams and discover what opportunities exist to work together and to benefit from our regional expertise.

Confidence is Key:
Customers and employees will both take their lead from you. If you are confident and positive about the merger, they will be too. If you are doubtful or critical, they will be too. You are in a unique position to influence others and to lead them through a time of change with a focus on a positive outcome.

Be Accountable & Stay Informed:
To respond to the importance of communication, we are working together with First Interstate Bank colleagues to deliver in-person, written, and online communications to you about the merger and about First Interstate Bank. If at any time something is unclear or has not been addressed, please speak up. We are in this together and your questions and suggestions are a valuable source of feedback. In addition to training, we will have conversion guides, online services guides, brochures and other resources for you and your teams to learn about First Interstate Bank’s products and services. The more you know, the better prepared you will be to assist others.

You Are Not Expected to Know it All:
At times, all of us will be asked questions we do not have an answer to. In those cases, let the person know that you want to provide an accurate answer and you will find out and follow up with a response (in a timely manner). Your follow up demonstrates your sincerity and commitment to being a reliable resource for others.

Acknowledge that Change can be a Challenge… but also an Opportunity:
Everyone responds to change differently.

Team Members: Not surprisingly team members will want to know how this news will impact their current employment. The honest answer you can give them is that this has not yet been determined. Now that the announcement has been made, First Interstate Bank and BOTC HR teams will be working together over the coming months to identify and deliver answers to each employee of our bank. It is very important that you do not make promises, speculate or share any assumptions with team members! What we can tell our teams is that First Interstate Bank values the quality of our bankers and is working to identify opportunities that may exist. They are committed to resolving uncertainty as soon as possible and to communication with our teams. We anticipate conversations starting sometime in the first quarter of 2017 and for the time being, we ask for patience. We still have a bank to run and customers to serve, so keeping our focus on our jobs is the best course of action.

Customers: For many this will be a smooth and seamless transition. For others, the idea of a new bank, new accounts and services may present challenges which we will be prepared to help them through. Make it a priority to update and inform your teams frequently so that they are prepared to respond to customers with knowledge and confidence. We are confident that when time comes for the transition to happen, it will be seamless and easy for our customers.

Take Care to Recognize Antidotal Concerns vs. Larger Issues:
It can be a challenge not to react to others emotions and it is important to not make something that is a challenge for one into something that may or may not be a challenge for others. As your teams share customer feedback, listen for repetitive concerns and be sure to share those with resources who can respond or may need to know. As a leader, our job is to be able to understand when something may need to be elevated and when we need to handle it ourselves. Remember, during times of change, you generally only hear from those who may have an issue or question. You rarely hear from the many customers who are smoothly moving forward and receiving great service. Keeping it in perspective will help to manage the emotion and the outcome.

Celebrate Successes!
We recognize integrations are busy times which demand the best of our teams. We also know we have a team of outstanding bankers who will rise to this challenge and make a difference as we bring our two banks together for the benefit of customers and community. As we move forward, let’s agree to take time to notice all the great work by our employees. Recognize efforts, celebrate outcomes and don’t hesitate to let senior leaders know if there is a person or team they should contact in appreciation. A simple and sincerely delivered thank you goes a long way to let someone know that their actions are making a difference.

A Note Specific to Media (News) Inquiries:
Bank of the Cascades requires all media inquiries to be directed to Marketing for response. Please do not respond directly and instruct your staff not to respond as well. We are very responsive to media inquiries and advocates for providing information of value to the public. Managing this information through a centralized function helps to protect the Bank as well as our employees. If comment or input from FIB is required, we will facilitate that introduction.

Cautionary Statement Regarding Forward-Looking Statements
This document contains statements regarding the proposed transaction between Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“FIBK”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and FIBK. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, FIBK and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the stockholders of the Company and FIBK, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and FIBK and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on the merger’s proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Form 10-K for the year ended December 31, 2015, as amended, FIBK’s Form 10-K for the year ended December 31, 2015, as amended, as well as other filings made by the Company and FIBK with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FIBK and the Company, FIBK will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of FIBK and the Company that also constitutes a prospectus. FIBK and the Company will deliver the joint proxy statement/prospectus to their respective stockholders. FIBK and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii)

FIBK’s website (www.fibk.com) under the heading “SEC Filings”; or (iv) FIBK upon written request to First Interstate BancSystem, Inc., Attn: Marcy Mutch, 401 North 31st Street, Billings, Montana 59101.
Participants in Solicitation
The Company, FIBK and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the Company’s participants is set forth in the definitive proxy statement, dated April 13, 2016, for the Company’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning FIBK’s participants is set forth in the definitive proxy statement, dated April 4, 2016, for FIBK’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information about the Company’s directors and executive officers and FIBK’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from FIBK and the Company using the contact information above.